

August 2, 2022

Koy W. Diepholz
CEO/President, CFO/Treasurer
DYNARESOURCE INC
222 W Las Colinas Blvd, Suite 1910 North Tower
Irving, Texas 75039

Re: DYNARESOURCE INC
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 24, 2022
File No. 000-30371

Dear Mr. Diepholz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K

Cautionary Note to United States Investors, page 3

1. We note you reference Industry Guide 7 in this section and elsewhere in your filing. Industry Guide 7 has been replaced by Section 1300 of Regulation S-K. Please make the appropriate changes in your filing to comply with Section 1300 of Regulation S-K.

San Jose de Gracia Property, page 6

2. We note your individual property disclosure is incomplete. Please revise your disclosure to provide complete individual property disclosure as required by Item 1304(b) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ken Schuler, Mine Engineer, at (202)551-3718 or Craig Arakawa, Accounting Branch Chief, at (202)551-3650 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation